==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------
                                    FORM 11-K
                                 ---------------
            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2003
                                 ---------------
                         Commission file number 1-14180
                                 ---------------
                               LORAL SAVINGS PLAN
                                 ---------------
                        LORAL SPACE & COMMUNICATIONS LTD.
                                600 Third Avenue
                            New York, New York 10016

==============================================================================

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                               LORAL SAVINGS PLAN
                        --------------------------------

                                     (Plan)


                               BY: ERIC J. ZAHLER

                        --------------------------------

                                 Eric J. Zahler
                                Committee Member

Date: June 25, 2004

                               LORAL SAVINGS PLAN

                                TABLE OF CONTENTS
                                 ---------------

                                                                        Page
                                                                        ----
Independent Accountants Report....................................       2

Financial Statements:
 Statements of Net Assets Available For Benefits as of
  December 31, 2003 and 2002......................................       3

Statements of Changes in Net Assets Available For Benefits
  for the years ended December 31, 2003 and 2002..................       4

Notes to Financial Statements.....................................       5

Supplemental Schedule as of December 31, 2003:
 Schedule H, Line 4i - Schedule of Assets (Held at End of Year)...      10

Exhibit:
 Consent of Independent Accountants

                         INDEPENDENT ACCOUNTANTS' REPORT

To the Participants and
Plan Administrator of the
Loral Savings Plan

     We have audited the accompanying statements of net assets available for benefits of the Loral Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ MOHLER, NIXON & WILLIAMS
-------------------------------
    Accountancy Corporation


Campbell, California
June 24, 2004

                               LORAL SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                 (In thousands)


                                                      December 31,
                                             -----------------------------
                                                  2003           2002
                                             -----------------------------
Assets:
  Investments, at fair value:
       Mutual Funds..................        $  183,194         $  170,016
       Loral Space Stock Fund........               953             12,515
       Ford Stock Fund...............             7,437              6,210
       Participant loans.............             1,647              2,491
                                             ----------      -------------
          Total investments..........           193,231            191,232
                                             ----------      -------------
  Net assets available for benefits..        $  193,231        $   191,232
                                             ==========      =============











   The accompanying notes are an integral part of these financial statements.

                               LORAL SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                 (In thousands)

                                                             Years ended
                                                             December 31,
                                                        ----------------------
                                                           2003       2002
                                                        ---------    ---------

Investment income (loss):
     Net realized and unrealized appreciation
       (depreciation) in fair value of investments .... $  10,934    $ (71,019)
     Interest and dividends ...........................     3,201        3,543
                                                        ---------    ---------
                                                           14,135      (67,476)
                                                        ---------    ---------
Contributions:
     Participants .....................................    15,582       19,053
     Employer .........................................     4,739        6,632
     Rollovers ........................................        74          411
                                                        ---------    ---------
                                                           20,395       26,096
                                                        ---------    ---------

Benefits paid to participants .........................   (32,456)     (21,996)
Administrative expenses ...............................       (75)         (91)
                                                        ---------    ---------
                                                          (32,531)     (22,087)
                                                        ---------    ---------

Net increase (decrease) in net assets .................     1,999      (63,467)

Net assets available for benefits:
  Beginning of year ...................................   191,232      254,699
                                                        ---------    ---------
  End of year ......................................... $ 193,231    $ 191,232
                                                        =========    =========









   The accompanying notes are an integral part of these financial statements.

                               LORAL SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

1. PLAN DESCRIPTION

General

     The Loral Savings Plan (the "Plan") was established on April 23, 1996 following the spin-off and formation of Loral Space & Communications Ltd. ("Loral" or "Company"). It was established for the benefit of employees of certain affiliates of Loral (collectively referred to as the "Employer"), and is sponsored by Space Systems/Loral, Inc. ("SS/L").

     The Plan is a defined contribution plan designed to provide eligible employees with systematic savings and tax-advantaged long-term savings for retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and the Internal Revenue Code, as amended. Regular full-time and regular part-time employees are eligible to participate in the Plan as of their date of hire. A complete description of the Plan's provisions is contained in the Plan document.

Investments

     Mutual Funds - Participants are able to direct their investments into a variety of mutual funds offered by the Plan.

     Loral Space Stock Fund - Prior to July 2003, employer matching contributions were initially invested in the Loral Space Stock Fund and transfers from that fund of employer matching contributions were significantly restricted, as summarized below. In addition, the Plan allowed participants to direct all or a portion of their elective deferrals to the Loral Space Stock Fund. In July 2003, the Board of Directors voted to terminate this investment. As a result, employer matching contributions and employee elective deferrals after that date must be directed to other investment alternatives. Existing investments in this fund as of July 2003 may be directed to other funds at the participant's direction therefore, this investment is now entirely participant directed.

     Prior to June 12, 2002, employer matching contributions were invested solely in the Loral Space Stock Fund, except for pension eligible participants (as defined in the Plan Document), who could direct the match into any investment (other than the Ford Stock Fund). Effective June 12, 2002, these restrictions were lifted to allow vested participants to transfer all or part of their employer matching contributions out of the Loral Space Stock Fund and into any other investment offered by the Plan (other than the Ford Stock Fund). Participant elective deferrals directed by participants to the Loral Space Stock Fund continued to remain participant directed and could be transferred out of the Loral Space Stock Fund at any time.

     Prior to July 2003, the Loral Space Stock Fund was a unitized fund, which included investments in Loral Space & Communications Ltd. common stock ("Loral Common Stock") and the Fidelity Short Term Interest Fund. An interest in the Loral Space Stock Fund was expressed in units of participation rather than shares of Loral Common Stock. Such units represented a proportionate interest in all assets of the Loral Space Stock Fund. A net asset value per unit of participation was determined daily for outstanding units of the Loral Space Stock Fund. In July 2003, the assets held in the Fidelity Short Term Interest Fund portion were transferred into a mutual fund held within the Plan and allocated to participants' accounts. The shares of Loral Common Stock that remained in the fund were then allocated to participants' accounts. The Loral Space Stock Fund is now measured in shares.

     Ford Stock Fund - A carry-over fund resulting from the transfer of assets from a prior plan. Contributions and investments into this fund are not permitted.

Participant Accounts

     Participants can direct their investments in a number of mutual funds. Before July 2003, investments could also be directed into the Loral Space Stock Fund. A participant's account is credited with the participant's contribution, the Employer's matching contribution and an allocation of Plan earnings or losses, net of certain investment management fees.

Vesting and Forfeitures

     Participants are immediately vested in their contributions plus actual earnings thereon. Generally, participants vest 100% in employer contributions as follows: Employer contributions received prior to January 1, 2002 vest fully after five years of credited service and employer contributions received on or after January 1, 2002 vest fully after three years of credited service. On termination of service due to death, disability, or retirement, participants become fully vested. Non-vested Employer contributions are forfeited upon termination or withdrawal and are used for certain Plan administrative expenses or to reduce future Employer contributions. In 2003, Loral used approximately $823,000 of forfeitures to reduce employer contributions. The balance of non-vested forfeitures at December 31, 2003 and 2002 were approximately $71,000 and $814,000, respectively.

Contributions

     The Plan has both a Tax-Efficient Savings ("TES") and a Regular Savings (after tax) feature. Under the Plan, and subject to dollar limits imposed by the Internal Revenue Code ("IRC"), participants may generally elect a reduction in eligible salary up to 15% with a corresponding TES contribution in the same amount made to the Plan by the Employer on their behalf. Such contributions are excluded from the participant's taxable income. Subject to limits imposed by the IRC, participants may also contribute up to 10% of their base salaries to the Regular Savings feature of the Plan on an after-tax basis.

     Participants' contributions are generally matched at a rate of $.60 for each dollar of TES and/or Regular Savings contributions, up to 6% of a participant's base salary, unless the Employer determines to make a different contribution or no contribution. Through July 2003, Employer matching contributions were generally invested in the Loral Space Stock Fund. Since July 2003, Employer matching contributions are generally initially invested in the Fidelity Retirement Money Market Fund.

     Loral Cyberstar, Inc. and Cyberstar, L.P., subsidiaries of Loral, eligible employees received an Employer contribution of between 1% and 2% of base salary, based upon the employees' years of service. The Employer contribution, which was in addition to any Employer matching contribution, could be directed by participants to any available investment option except the Ford Stock Fund. However, effective April 2002, Loral Cyberstar, Inc. and Cyberstar, L.P., suspended all Employer contributions, matching and otherwise.

Payment of Benefits

     Upon termination, participants are eligible to receive the vested portion of their account balance in the form of a lump sum distribution. Terminated participants who have an account balance in excess of $5,000 may elect to leave their account balance in the Plan or withdraw it in full at any time up to age 70 1/2. Terminated participants with an account balance of less than $5,000 receive their account balance as soon as practicable after termination.

     Assets in a participant's TES account may be withdrawn only for financial hardship before termination of employment or before reaching age 59 1/2. Financial hardship is determined pursuant to provisions of the IRC. Generally, a 10% penalty will be imposed on certain withdrawals of pre-tax assets made before the participant reaches age 59 1/2. After age 59 1/2, TES assets may be withdrawn in total or in part at any time.

     Assets in a participant's Regular Savings account may be withdrawn in total or in part at any time in accordance with the Plan provisions.

    Vested employer contributions are eligible for withdrawal by Plan participants subject to Plan provisions.


Payment of Administrative Expenses

     Most administrative expenses are paid by the Plan. The Plan permits the Employer to use forfeitures from participants' non-vested accounts to pay certain administrative expenses. Expenses not paid by the Plan are the responsibility of the Employer.

Participant Loans

     The Plan permits active participants to borrow from the vested assets in their TES accounts. The minimum loan amount is $1,000.

The maximum loan permitted is the lesser of: (1) $50,000 minus the highest outstanding loan balance during the last twelve months, (2) 50% of the vested account balance, or (3) the assets in the TES Account which are eligible for a loan. The amounts in (2) and (3) are reduced by any loan balance outstanding. Participants may have only one outstanding loan at a time. No new loans will be made until all outstanding loans are repaid. The interest rate for a loan is the prime rate as defined in the Plan document, and remains the same for the term of the loan. Interest rates for outstanding loans at December 31, 2003 ranged from 5.75% to 10.25%.

     The term of a loan can be up to five years except for loans to purchase a primary residence, which can have a term of up to ten years. Loan repayment is made through payroll deductions. Repayment of the entire loan balance is permitted at any time. All loan repayments are allocated to the investment funds based upon the participant's current TES election.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value.

     Investments in mutual funds and the common stock of a company are valued at quoted market prices.

     Shares of registered investment company funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end.

     Loans receivable from participants are valued at cost, which approximates fair value.

     Investment transactions are accounted for on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded when earned.

Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from estimates.

Risks and Uncertainties

     The Plan provides for various investment options in any combination of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Financial Instruments

     Fidelity Management Trust Company ("Fidelity") is the Trustee of the Plan. Several fund managers enter into forward foreign currency contracts to protect securities and related receivables and payables against fluctuations in future foreign currency rates. A forward contract is an agreement to buy or sell currencies of different countries on a specified future date at a specified rate. Risks associated with such contracts include the movement in the value of the foreign currency relative to the U.S. dollar and the ability of the counterparty to perform. The market value of the contract will fluctuate with changes in currency exchange rates.

     Several fund managers also invest in futures and option contracts solely for the purpose of managing its exposure to the stock and bond markets and fluctuations in interest rates. The use of futures and option transactions involves the risk of imperfect correlation in movements in the price of futures and option contracts, interest rates and the underlying hedged assets, and the possible inability of counterparties to meet the term of their contracts. When the contract is closed, a realized gain or loss is recorded equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

     Plan participants should review the prospectuses of the funds that they are investing in to ensure that they are comfortable with the funds ability to enter into foreign currency, futures and option contracts.

3. INVESTMENTS

     The following presents investments that represent five percent or more of the Plan's net assets as of December 31, 2003 and 2002 (in thousands):

                                                        2003        2002
                                                      -------     -------

    Loral Common Stock ..........................     $   953     $12,515*

    Fidelity Blue Chip Growth Fund ..............      42,144      36,038

    Fidelity Growth & Income Fund ...............      25,178      22,277

    Fidelity Retirement Money Market Portfolio ..      43,696      51,604

    Fidelity Managed Income Portfolio II ........      18,949      19,461

    Fidelity Magellan Fund ......................      20,517      16,155

----------

* Includes both participant directed and non-participant directed amounts.

     In 2003 and 2002, the Plan's investments, including gains and losses on investments bought and sold, as well as held during each year increased (decreased) in value as follows (in thousands):

                                                        2003        2002
                                                      -------     -------

    Mutual Funds ...............................      $ 21,309    $(26,108)

    Loral Space Stock Fund .....................       (13,711)    (40,511)

    Ford Stock Fund ............................         3,336      (4,400)
                                                      --------    --------

                                                      $ 10,934    $(71,019)
                                                      ========    ========

4. PLAN TERMINATION

     Although the Employer has not expressed intent to do so, the Employer can discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a discontinuance and/or termination of the Plan, participants will become 100% vested and the net assets of the Plan will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.

5. TAX STATUS

     On February 27, 2002, the Employer filed for a determination from the Internal Revenue Service that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal and state income taxes.

     Based upon present applicable laws and regulations, participants will not be subject to Federal income tax on the TES contributions or Employer contributions made on their behalf or on the earnings credited to their account until such time as they are withdrawn.

6. RELATED PARTY TRANSACTIONS

     Certain Plan investments are mutual funds managed by affiliates of the Plan trustee, which qualify as party-in-interest transactions. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and applicable exemptions promulgated thereunder.

7. LAWSUITS AGAINST DIRECTORS, OFFICERS AND EMPLOYEE'S OF LORAL

     In December 2003, plaintiff Wendy Koch, a former employee, filed a purported class action complaint against the Loral Space & Communications Ltd. Savings Plan Administrative Committee, all Loral directors, Richard J. Townsend and certain other Loral officers and employees in the United States District Court for the Southern District of New York. The complaint alleges (a) that defendants violated Section 404 of the Employee Retirement Income Security Act ("ERISA"), by breaching their fiduciary duties to prudently and loyally manage the assets of the Plan by including Loral common stock as an investment alternative and by providing matching contributions under the Plan in Loral stock, (b) that the director defendants violated Section 404 of ERISA by breaching their fiduciary duties to monitor the committee defendants and (c) that defendants violated Sections 404 and 405 of ERISA by failing to provide complete and accurate information to Plan participants and beneficiaries. The class of plaintiffs on whose behalf the lawsuit has been asserted consists of all participants in or beneficiaries of the Plan at any time between November 4, 1999 and the present and whose accounts included investments in Loral stock. One other similar complaint against the defendants with substantially similar allegations has been filed, and the two cases have been consolidated. Plaintiffs have been granted until the beginning of July 2004 to file an amended complaint.

     Loral is obligated to indemnify its directors and officers for any losses or costs they may incur as a result of these lawsuits.

                               LORAL SAVINGS PLAN

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             as of December 31, 2003
                      (In thousands, except share amounts)


                              Description of investment
       Identity of issue,     including maturity date,
       borrower, lessor or    rate of interest, collateral,          Current
       similar party          par or maturity value          Cost     Value
 (a)            (b)                        (c)                (d)      (e)
----   --------------------    -----------------------------  ----     ------


  *    Loral Space &
            Communication Ltd.  Common Stock (3,024,470
                                     shares)                 $115,129  $    953
       Ford Motor
            Company             Common Stock (1,344,909
                                     shares)                    6,609     7,437
  *    Fidelity Management
            Trust Company       Retirement Money Market
                                     Portfolio                           43,696
                                Blue Chip Growth Fund                    42,144
                                Growth & Income Fund                     25,178
                                Managed Income Portfolio II              18,949
                                Magellan Fund                            20,517
                                Intermediate Bond Fund                    5,990
                                Asset Manager                             4,539
                                Spartan U.S. Equity Index                 5,533
                                Overseas Fund                             5,138
                                Puritan Fund                              1,872

       Morgan Stanley-Dean
            Witter              Global Equity Portfolio
                                     Class B                                745

       PIMCO                    Total Return Fund                         2,737
                                Mid Cap Growth Fund                       1,836
                                Capital Appreciation Fund                 1,059
                                High Yield Fund                           1,064

       Strong Financial
            Corporation         Strong Advisors Small Cap
                                     Fund                                 1,373

       Ariel Mutual Funds       Ariel Appreciation Fund                     824

 *     Participant Loans        Interest rates ranging
                                     from 5.75% to 10.25%                 1,647
                                                                       --------
                                                                       $193,231
                                                                       ========
----------

* Party-in-interest